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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 26, 2023

Dear Sir, Madam,

Press release

Please find enclosed the press release titled "**Danske Bank Selects Infosys as Strategic Partner to Accelerate Digital Transformation"** together with Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, kindly note that the estimated deal value is US $ 454 million for a period of 5 years with an option to renew for one additional year for a maximum of three times.

This information will also be hosted on the Company's website, at www.infosys.com

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.06.26 08:47:16 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Danske Bank Selects Infosys as Strategic Partner to Accelerate Digital Transformation

Infosys will also acquire Danske Bank's IT centre in India which employs 1400 digitally skilled professionals

Engagement expands Infosys' footprint and reinforces commitment to the Nordics

Bengaluru, India and Copenhagen, Denmark – June 26, 2023: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced that it has signed a strategic collaboration with Danske Bank, a leading Nordic Bank, to accelerate the bank's digital transformation initiatives with speed and scale. This collaboration will help Danske Bank achieve its strategic priorities towards better customer experiences, operational excellence, and a modernised technology landscape, powered by next-gen solutions.

Headquartered in Denmark, Danske Bank provides banking services to personal and business customers, as well as large corporate and institutional customers. In a bid to accelerate the bank's technology transformation, optimise their access to talent and capabilities and improve productivity, Danske Bank chose Infosys as its strategic partner.

As part of this collaboration, Infosys will also acquire Danske Bank's IT center in India, where over 1,400 professionals are employed. With its global expertise and industry-solutions, Infosys will accelerate the bank's digital agenda by significantly enhancing their IT operations and capabilities, powered by Infosys Topaz, an AI-first set of services, solutions and platforms, experience design, and services that support operations.

Frans Woelders, Chief Operating Officer, Danske Bank, said, "Our Forward '28 strategy sets clear ambitions for Danske Bank to be a leading bank in a digital age. This is backed by significant investments in digitalisation and technology, including plans to further develop our customer-facing digital solutions, and modernising our technology infrastructure to enable even better customer experiences and drive operational efficiency. We have a strong starting point, and we want to further accelerate our digital and technology transformation. We have conducted a thorough process to find a partner that can help us achieve that. Infosys has the tools, experience, and expertise to support us in accelerating our transformation using cloud and AI technologies. Given Infosys' global presence and scale, this collaboration will also give us access to wider talent pools and capabilities."

Salil Parekh, Chief Executive Officer & Managing Director, Infosys, said, "We are delighted to bring our rich experience in financial services transformation to work for Danske Bank and help the bank accelerate its strategic growth agenda. Infosys will collaborate with Danske Bank to strengthen their core business with greater digital, cloud and data capabilities. This will help Danske Bank create more value for their customers using powerful advances in AI, including generative AI.

Infosys looks forward to welcoming Danske India employees joining our team as part of this journey.

Nordics is a strategic market for Infosys and this collaboration further enhances our commitment to the region. Infosys has acquired BASE Life Science in Denmark and Fluido in Finland, and recently opened a new proximity center in Gothenburg, Sweden and Oslo, Norway. With this relationship with Danske Bank, Infosys has further enhanced its localization strategy in the Nordics.

Infosys expects the transactions to be completed before Q2'FY2024, subject to customary closing conditions.

About Danske Bank A/S

For more than 150 years, Danske Bank has strived to be a driver of growth and development in society. We have developed in tandem with the societies we are part of, and our advisory services, expertise and financial solutions have helped individuals, families, businesses and organisations to realise their ambitions and potential. With long-term sustainable development as our ambition, we will continue to work every day to be the best possible bank, for the benefit of our customers, employees, shareholders and the societies we are part of.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. Over 300,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. We enable clients in more than 56 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by the cloud. We enable them with an AI-powered core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG

vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: PR_Global@infosys.com

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Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	**Target:** Danske IT and Support Services India Private Limited ("DIT") Infosys Limited acquires DIT through a share purchase, followed by a business transfer to Infosys Limited.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Information Technology Services & Consulting Services
Objects and effects of acquisition	Danske Bank, a leading Nordic bank, has selected Infosys as Strategic Partner to accelerate the bank's digital transformation initiatives with speed and scale. This collaboration will help Danske Bank achieve its strategic priorities towards better customer experiences, operational excellence, and a modernised technology landscape, powered by next-gen solutions. As part of this collaboration, Infosys will also acquire Danske Bank's IT center in India, where over 1,400 digitally skills professionals are employed. With Infosys' global expertise and Financial Services industry-solutions, it will accelerate the bank's digital agenda by significantly enhancing their IT operations and capabilities, powered by Infosys Topaz, an AI-first set of services, solutions and platforms, experience design, and services that support operations. Nordics is a strategic market for Infosys and this partnership further enhances our commitment to the region. This move further reaffirms Infosys' leadership position and expertise in Financial Services across Europe, delivering tangible business outcomes.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Any governmental or regulatory approvals required for the acquisition	Customary approvals for transactions of this nature, including - - From the Danish Business Authority under the Danish Foreign Direct Investment rules, and - Under Special Economic Zones Rules, 2006 and / or the Software Technology Park Scheme, in respect of the SEZ and STPI units of DIT, to the extent applicable
Indicative time period for completion of the acquisition	We expect the transactions to be completed before Q2'FY2024, subject to customary closing conditions.
Nature of consideration	Cash
Cost of acquisition or the price at which the shares are acquired;	Estimated value of DKK 13.6 million, which will be subject to closing adjustments as agreed in the definitive agreements.
Percentage of holding	100% of the share capital of DIT
Brief Background	Incorporated in 2012, and headquartered in Bengaluru, India, DIT is a wholly owned subsidiary of Danske Bank A/S (save and except for one share legally and beneficially held by a group entity of Danske Bank A/S). DIT provides technology services to Danske Bank A/S. DIT has approximately 1,400 employees in Bengaluru, India. Last 3 years' revenues: • FY Mar'23 (Provisional): INR 6,804.8 million • FY Mar'22 (Actual): INR 5,125.5 million • FY Mar'21 (Actual): INR 4,355.6 million

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com